September 27, 2021

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on May 14, 2021 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 783, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2021 for the purpose of registering shares of the WisdomTree Battery Value Chain and Innovation Fund (formerly, the “WisdomTree Battery Value Chain Fund”) (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s completed fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.45%
1	Other Expenses are based on estimated amounts for the current fiscal year.

2.

Comment: Prior to launching the Fund, please provide the Staff with the (i) Index methodology and, if applicable, disclose if the Index is created or sponsored by an affiliate of the Registrant; and (ii) list of Index constituents.

Response: The Registrant has provided the Staff with the Index methodology and list of Index constituents via email on August 4, 2021. The Registrant confirms that the Index is created by

WisdomTree Asset Management, Inc.   230 Park Avenue, New York, NY 10169 | 212-801-2080 Tel 212-801-2081 Fax

an affiliate of the Adviser and refers to disclosure in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Objective” and the “Management – Investment Adviser” sections of the Fund’s Prospectus, which include disclosure relating to the relationship between the Adviser and WisdomTree Investments, Inc., the Index Provider.

3.

Comment: For purposes of “Battery Value Chain” in the Fund’s name, please explain and describe how the Index determines that a company is in the value chain of battery and energy storage solutions (“BESS”) based on the four categories listed. Please clarify that the 50% revenue test noted applies to each of the four categories.

Response: We respectfully acknowledge your comment. We have changed the name of the Fund to “WisdomTree Battery Value Chain and Innovation Fund.” In addition, we have revised the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus with the following:

The Index is designed to provide exposure to equity securities of exchange-listed companies globally, which are primarily involved in the investment theme of Battery and Energy Storage Solutions (“BESS”) and Innovation.

The Index Provider defines companies in the value chain of BESS into four categories: (i) Raw Materials - companies that focus on raw battery materials mining or extracting or processing chemicals related to electrochemical storage; (ii) Manufacturing - companies that process battery materials or otherwise develop, build or manufacture battery cells, packs and/or components; (iii) Enablers - companies that develop the battery building block components or provide complementary products or technologies, including raw materials recycling, grid and installation products or services, charging infrastructure, electric vehicles and consumer electronics and devices; or (iv) Emerging Technologies - companies that use new battery storage technologies or develop new applications related to batteries or energy storage (collectively, “Battery Value Chain Activities”).

The Index Provider defines companies in the theme of Innovation as those that introduce a new, creative, or different (i.e., “innovative”) technologically enabled product or service in seeking to potentially change an industry landscape, as well as companies that service those Innovative technologies. The Index Provider identifies Innovation-related companies by reference to classifications made by independent firms, through public company filings and/or by identifying companies that derive a significant portion of their revenues from the manufacture, sale and/or service of Innovative products or services.

To be eligible for inclusion in the Index, a company must derive at least 50% of its revenue from one or more of the Battery Value Chain Activities or Innovation as defined above as of the Index screening date. The Index Provider expects that at least 50% of the Index constituent weight will meet the definition of Battery Value Chain Activities.

In addition to meeting the definition of either Battery Value Chain Activities or Innovation, to be eligible for inclusion in the Index, a company must also meet the following criteria as of the Index screening date: (i) have a market capitalization of at least $250 million;

and (ii) an average daily volume of at least $1 million for each of the preceding three months.

4.	Comment: Please confirm whether the Fund will invest in securities of emerging markets issuers.

Response: The Registrant confirms that the Fund will invest in securities of emerging markets issuers and the corresponding emerging market risk has been included in the “Principal Risks of Investing in the Fund” and “Additional Principal Risk Information About the Fund” sections of the Prospectus.

5.	Comment: Please note that the Fund’s name represents a focus on investments in a particular industry and is covered by Rule 35d-1(a)(2) (the “Names Rule”) and the applicable 80% test.

Response: Please note the following language, located in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Fund’s Prospectus:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., investments connoted by the Index). The Fund anticipates meeting this policy because, under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in component securities of the underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, such as depositary receipts based on component securities.

In addition, the following language is included in the “Investment Limitations – Non-Fundamental Policies” section of the Statement of Additional Information:

The Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the component securities of the Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.

6.

Comment: Please limit the “Principal Risks of Investing in the Fund” section of the Fund’s Prospectus to only principal risks and move the remaining risks to another part of the Fund’s registration statement.

Response: The Registrant confirms that each of the risks described in the “Principal Risks of Investing in the Fund” section of the Fund’s Prospectus is a principal risk of the Fund and relevant to investors.

7.	Comment: Please enhance the “Battery Value Chain Activities Risk” disclosure in the Fund’s Prospectus.

Response: The Registrant has expanded the “Battery Value Chain Activities Risk” disclosure in the “Principal Risks of Investing in the Fund” section of the Fund’s Prospectus with the following disclosure (new language in bold):

Battery Value Chain Activities Risk. Battery and energy storage solutions (“BESS”) companies include companies that capture electrical energy in chemical forms. BESS companies rely heavily on battery technology and are particularly vulnerable to market or economic factors such as rapid changes in traditional and alternative sources of energy, developments in battery and alternative energy technology, rapid obsolescence of products and services, raw material prices, the loss of patent, copyright and trademark protections, government regulation, subsidies and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Battery value chain company stocks have experienced extreme price and volume fluctuations in the past that have often been unrelated to their operating performance. Battery value chain companies may be susceptible to fluctuations in the underlying commodities market. Additionally, energy storage solutions companies may be subject to the risks associated with the production, handling and disposal of hazardous components, and litigation arising out of environmental contamination. As a result of these risks, the Fund’s investments can be adversely affected and you may lose money on your investment in the Fund.

In addition, the Registrant has expanded the “Battery Value Chain Activities Risk” disclosure in the “Additional Information About the Fund – Additional Principal Risk Information About the Fund” section of the Fund’s Prospectus with the following disclosure (new language in bold):

Battery Value Chain Activities Risk

Battery and energy storage solutions (“BESS”) companies include companies that capture electrical energy in chemical forms. BESS companies rely heavily on battery technology and are particularly vulnerable to market or economic factors such as rapid changes in traditional and alternative sources of energy, developments in battery and alternative energy technology, rapid obsolescence of products and services, raw material prices, the loss of patent, copyright and trademark protections, government regulation, subsidies and competition, both domestically and internationally, including competition from foreign competitors with lower production costs, evolving industry standards and frequent new product and service introductions. As regulations are developed and enforced, these companies could be required to alter or cease operations, pay fines, or agree to restrictions on their operations. Some of the materials used by these companies may involve hazardous components, and there can be risks associated with their production, handling, disposal, and litigation arising out of environmental contamination. These companies may also be smaller and less experienced companies, with limited product or service lines, markets, or financial resources and fewer experienced management or marketing personnel. Battery value chain company stocks have experienced extreme price and volume fluctuations in the past that have often been unrelated to their operating performance. In addition, securities in the Fund’s portfolio involved in the lithium-ion battery industry may be susceptible to fluctuations in the underlying commodities market. If lithium-ion technology is not suitable for widespread adoption, or sufficient demand for lithium-ion products does not develop or takes long periods of time to develop, the revenues of lithium-ion battery companies may decline. As a result of these risks, the Fund’s investments can be adversely affected and you may lose money on your investment in the Fund.

8.	Comment: Please include an “energy storage solutions market risk.”

Response: As set forth above in the comment 7 response, the Registrant has included the risks associated with energy storage solutions in the “Battery Value Chain Activities Risk” risk factor.

9.	Comment: Please include a “niche market risk.”

Response: The Registrant respectfully declines to add the requested “niche market risk” disclosure. The Fund has included a specific “Battery Value Chain Activities Risk” in Items 4 and 9 and has further added disclosure with respect to that risk, as set forth above in the Comment 7 response.

* * * * *

Sincerely,

/s/Joanne Antico
Joanne Antico, Esq.
Assistant Secretary

cc: Ryan Louvar (WisdomTree)

    W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

    K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

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